UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 8)*

                             BGS SYSTEMS, INC.
                             (Name of Issuer)

                        COMMON STOCK $.10 PAR VALUE
                       (Title of Class of Securities)

                               55-44-2107
                             (CUSIP Number)


  Check the following box if a fee is being paid with this statement
  /    /.
  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





















  CUSIP No. 55-44-2107

  1.      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jeffrey P. Buzen
          ###-##-####
  ------------------------------------------------------------------------
  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)     /     /
     (b)    /     /
  ------------------------------------------------------------------------
  3. SEC USE ONLY


  ------------------------------------------------------------------------
  4. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
  ------------------------------------------------------------------------

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5. SOLE VOTING POWER
     1,309,514 (12/31/97)
     ------------------------------------------------------------------
  6. SHARED VOTING POWER
       N.A.
     ------------------------------------------------------------------
  7. SOLE DISPOSITIVE POWER
     1,309,514 (12/31/97)
     ------------------------------------------------------------------
  8. SHARED DISPOSITIVE POWER
       N.A.
     ------------------------------------------------------------------
  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,309,514 (12/31/97)
        ------------------------------------------------------------------
  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
  SHARES*
       / /


          ------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          20.7% (12/31/97)
        ------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON
        IN




  Item 1.

  (a)     Name of Issuer
          BGS Systems, Inc.

  (b)     Address of Issuer's Principal Executive Offices:
          One First Avenue
          Waltham, MA  02254-9111

  Item 2.

  (a)     Name of Person Filing
          Jeffrey P. Buzen

  (b)     Address of Principal Business Office
          c/o  BGS Systems, Inc.
          One First Avenue
     Waltham, MA  02254-9111

  (c)     Citizenship
          United States of America

  (d)     Title of Class of Securities
          Common Stock $.10 Par Value

  (e)     CUSIP Number
          55-44-2107

  Item 3. Type of Reporting Person: See Item 12 of Cover Page

  Item 4. Ownership

  (a)     Amount Beneficially Owned: Jeffrey P. Buzen may be deemed
  beneficial owner of 1,309,514    shares of Issuer.

  (b)     Percent of Class:  20.7%

  (c) Jeffrey P. Buzen is deemed to have sole voting and dispositive power with respect to 1,209,514 shares registered in his name, and 100,000 shares which Dr. Buzen has the right to acquire within 60 days of December 31, 1997 through the exercise of options.

  Item 5. Ownership of Five Percent or Less of a Class:  Not
  Applicable

  Item 6. Ownership of More Than Five Percent on Behalf of Another
  Person: Not Applicable.

  Item 7. Identification and classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
  Not Applicable.

  Item 8. Identification and Classification of Members of the Group:
  Not Applicable.

  Item 9. Notice of dissolution of Group:  Not Applicable.

  Item 10.  Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





  SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Date:   January 14, 1998

  /S/ Jeffrey P. Buzen
  ------------------------------------------
  Signature

  Jeffrey P. Buzen
  Director, Chief Scientist, Senior Vice President,
  Clerk and Treasurer
  ----------------------------------------------------
  Name/Title